Filed by Cymer, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cymer, Inc.

Commission File No.: 000-21321

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer, Inc. (“Cymer”) or ASML Holding N.V. (“ASML”), the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Cymer and ASML undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the industries in which Cymer and ASML operate, including the expected development of EUV technology, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, the possibility that (1) Cymer and ASML may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Cymer and ASML; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Cymer and ASML.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Cymer and ASML described in their respective Annual Reports on Form 10-K or Form 20-F, as applicable, Quarterly Reports on Form 10-Q, as applicable, and other documents filed from time to time with the Securities and Exchange Commission.

Important Information for Investors and Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of Cymer by ASML will be submitted to the stockholders of Cymer for their consideration. In connection therewith, ASML will file a registration statement on Form F-4 with the SEC that will include a proxy statement of Cymer and a prospectus of ASML. Cymer and ASML also plan to file other documents with the SEC regarding the proposed transaction. CYMER URGES INVESTORS AND SECURITY HOLDERS OF CYMER TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Copies of the proxy statement/prospectus and other documents containing important information about Cymer and ASML, once such documents are filed with the SEC, through the website maintained by the SEC (http://www.sec.gov). Copies of the documents filed with the SEC by Cymer will be available free of charge on Cymer’s website at www.Cymer.com under the heading “Investors” and then under “SEC Filings.” or by contacting Cymer’s Investor Relations Department at 17075 Thornmint Court, San Diego, CA, 92127, 858-385-6097. Copies of the documents filed with the SEC by ASML will be available free of charge on ASML’s website at www.ASML.com under the heading “Investors” and then under “SEC Filings” or by contacting ASML’s Investor Relations Department at De Run 6501, 5504 DR Veldhoven, P.O. Box 324, 5500 AH Veldhoven, The Netherlands 480-383-3949.

Cymer and ASML and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cymer in connection with the proposed merger.

Information about the directors and executive officers of Cymer and their ownership of Cymer’s common stock is set forth in the proxy statement for Cymer’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Information about the directors and executive officers of ASML and their ownership of ASML common stock is set forth in the ASML Annual Report for the fiscal year ended December 31, 2011, as filed with the SEC on Form 20-F on February 14, 2012. Additional information regarding the interests of those persons and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Cymer All Hands Meeting

October 17, 2012

(Edited Transcript)

Corporate Speakers

— Bob Akins	Cymer, Inc.	Chairman and CEO

— Edward Brown	Cymer, Inc.	President and COO

PRESENTATION

Bob Akins: Let’s go ahead and get started — I’ve never seen so many people in this cafeteria before. Immediately after this meeting, by the way, lunch is served. And it’s all free.

So, I want to welcome, not only Cymer employees, but today we’ve invited all of the ASML people who are here today and our contractors and temporary employees as well. So, we want to have everybody together as we talk about the big news.

And we do have big news today, as is evidenced by the fact that I see faces that I never see at quarterly conference calls because they’re buried in the lab someplace. They decided to come out today. So, welcome for the first meeting of the year, for those of you who are here for the first time.

So, maybe we should dim the lights a little bit here. Yes. Good. Thank you. So, let’s get started. As I was thinking a day or two ago about the significance of what we’re going to be discussing today, I thought about some other events in Cymer’s history that were also instrumental. Milestones that we accomplished, each of which led to something greater for the Company going forward. And most of you will be familiar with these.

Of course, in ‘86 we started the Company in Rick Sandstrom’s garage. Unfortunately, Rick is not here today. But I have some comments from Rick to pass on to you later on today.

That’s when we were cutting two by fours with a handsaw to build work benches and wooden models of the discharge chamber so we could do flow modeling. That was real R&D back then. Cave man R&D.

And then in 1988, we shipped our very first excimer laser, and it went to Bill Oldham at Berkeley, of course, who is on our board of directors and on our scientific advisory board. So, that was a milestone for the Company, certainly.

In ‘89, first commercial shipments were made. They were put to R&D use, first by Canon and then by Nikon, then by GCA, then by ASML. But ‘89 was the first real business, I guess you’d say. But it was very, very small. A very small number of units.

In ‘95, I know I went in for back surgery. And that same month we got our largest set of purchase orders in our company’s history. And the game was on. At that point in time, we didn’t know if we had the financial resources to be able to pull off the first ramp up for production DUV lithography sources.

So, in ‘96, as you know, we went public. And that was a big event. In reality, when I think back upon the history of our company, other than founding of the company, the only real milestone that compares to the transaction we’ll be talking about today, is the public offering of the Company. It kind of put us on the map, gave us the resources for the Company to do what we needed to do.

And, of course, going forward, we have some very big challenges as well that we’re taking on in the EUV acceleration area.

Then, in 1991 to 2003, we greatly increased our global presence, principally to support all the light sources that we’d been shipping. And, of course, to manage, not only our direct lithography (inaudible) manufacture customers, but also the chip maker customers as part of that service products.

Through ‘88 and 2012, you’re all familiar with the litany of different higher performance DUV products that we developed and sold, especially the transition from the single chamber to the dual chamber systems, which is, obviously, a product platform that we still exploit today and still use today. So, that was a wise and critical decision point for the Company. That happened. And I think we shipped the first dual chamber system in 2003.

In 2000, 2004, we began our EUV development. And then after a few years of exploring DPP technology, and as the demand by chipmakers roadmaps for higher power became apparent, we decided to make the shift from DPP, which we saw having power scaling limitations, and moved to laser produced plasma in 2004. And, of course, we’ve been focused on LPP ever since.

We formed a joint venture with Zeiss to form TCZ in 2005. Now that’s become our display products group, or DPG. And in 2010, first shipments of those new products to display manufacturers in the field. And we’re continuing to do so, as you know. So, first new business development outside of lithography. Light sources for Cymer.

In 2006, this is the other milestone that compares to the IPO, by the way. Rick decided to forget his Camry and go with a Mercedes U Series, which shocked me. And I think a lot of people in the Company thought, “Hey, the Company must be experiencing some success if Rick Sandstrom is driving around in a Mercedes Benz.”

And then, in 2010, our first EUV source shipments. We have them now at all the major chipmakers, as you know, in process development applications, running at lower power levels. And we need to scale them up significantly in the near future, as is the primary challenge for our EUV development efforts. But this now takes us from 248, 193, the effectively shorter wave length of 193 immersion. And now 13 nanometer EUVs. So, this is, effectively, our fourth wave length of EUV light source generation.

So, what comes next? And that’s what we’re going to discuss today. Announcing, of course, in 2012, looking for a consummation of this transaction in 2013.

So, today, we announce, for those of you that haven’t read the email or the press releases carefully, that the two companies, Cymer and ASML, have decided to merge. The boards of directors have both unanimously approved entering into this definitive agreement to merge the companies, under which ASML will acquire all of the outstanding shares of Cymer.

So, when this transaction is completed, overnight we go from a $600 million company to a company ten times that size. And, as you all know, ASML is not only the largest market cap — semiconductor capital equipment supplier, but they’re also the fastest growing.

So, it’s all about lithography and the last two years it’s all been about ASML. And we’ve become a vital part of that because of our participation in EUV, as well as DUV, and installed base products.

This is not an overnight decision or result. This really is a reflection of the ongoing collaboration between the companies. We’ve been collaborating for a number of years now on EUV, especially in the past year in a more intense way, as both companies realize that EUV source development is a very challenging technology.

And, of course, it’s amazingly integrated into the scanner. This is no longer a DUV light source where the light is just piped up to the next floor to a beam delivery system into the scanner. The heart of the EUV source, the plasma itself and the plasma vessel, is imbedded inside the scanner, as we’ve talked about in past meetings.

So, in some ways, the physical integration of the technologies is mirrored — or will be mirrored now — by the integration of the two companies merging together.

So, why are we doing this? First off, it’s all about EUV, as far as why we’re doing this now. As we’ve explored the two companies, both companies have distinguished themselves over the past couple of decades as technology and market leaders in their own specific spaces. ASML in the lithography tool, and, of course, Cymer on the source side of things.

And as such, both companies have a very similar approach to technology inasmuch as they don’t let anything stand in their way. So, we share a common culture in being comfortable taking on impossible technical challenges, investing a huge amount of money into them, and basically betting our companies on our success of next generation tools and capability. And by doing so, helping chipmakers to stay on this insane roadmap of Moore’s Law year after year, after year.

And working together, we’re going to have an ability to really accelerate EUV. It’s one thing for two companies to work closely together. But as two free-standing, publically traded companies, we all have responsibilities in the area of protecting intellectual property and other types of assets, and what we can share and not share.

And while I believe we’re doing really good things between the two companies, to better work more closely together, more efficiently, there’s just no doubt that as part of one team playing by the same single set of rules, we can make progress a lot more effectively and a lot more quickly.

So, the primary thrust of this is to accelerate time to market for EUV and help the chipmakers stay on these aggressive schedules.

In addition to that, and of course if you listened to the ASML conference call today, you heard Eric Meurice, CEO of ASML, talk about the fact that the DUV business and the service of that DUV business is also a very important part of the consideration on ASML’s side for this merger.

They understand what a significant business DUV and installed base products is. They understand that that business can help provide some insulation against downturns. That business provides a lot of profitability to help fuel ongoing EUV development. So, those sets of businesses are critical in their decision as well.

Well, why now, as opposed to four years ago or five years in the future? Principally, because EUV lithography is targeted by the most aggressive chipmakers to intercept the 22 nanometer node, kind of volume ramp up generation. Not the initial production of 22 nanometers, which will be served principally by Argon Light immersion multiple patterning. But that’s a very expensive technology. And it’s difficult to run a fab and make a lot of money building chips using that. So, EUV is targeted for coming in at the end of the 22 nanometer node. And, of course, nodes below that.

Most people conservatively estimate that EUV lithography has an opportunity to have a life span at least as long as Argon Fluoride immersion. So, this is going to be the growth engine for ASML and Cymer independently, and, of course, as a combined entity. This is the growth engine for the next decade or two for us. This is the opportunity and this is what the industry needs.

So, how will this work? And, of course, a lot of the details, also the specifics, are still to be discussed and worked out. This merger is not going to be consummated in a day or two. It’s going to take — you know — several months for this to happen. I think I have a bullet later on that it’s going to close in the first half of 2013.

But, in general, we can talk about non-specifics. In discussions between myself and Eric Meurice, we have agreed and concluded that Cymer is going to operate as an independent division of the combined entity. And it depends somewhat on the technologies.

When it comes to DUV and installed base products, very much an arm’s length relationship, with Cymer free to continue to develop those products and sell them to any customer that would like to buy them. So, we’re going to continue to sell DUV and IBP products to Nikon, to Canon, to chipmakers. There’s no restrictions of any kind that are going to be imposed here.

And we’re going to be the DUV and EUV source center for the combined entity, with all the research and development focused here in San Diego. And much of the manufacturing going forward as well. Of course, we don’t manufacture the drive laser and the collector assembly, so on and so forth. But the heart of the system, the target vessel and other key pieces of technology, metrology and portions of the [seed] system for the drive laser. A lot of that’s going to stay here in San Diego, and always will.

So, Ed and I are very excited. This is a really, really big deal. And all of a sudden, overnight, we’ve become effectively a much larger company with a much wider reach. Ed and I are also honored to find ourselves in this position, and time and space, to be able to do this.

And there’s not going to be a lot of change that you’ll notice in the Company. Of course, between now and the time the merger might be consummated, there’ll be almost no changes. And even after consummation, you won’t see that much of a change on the ground here in San Diego. I’m going to continue to lead and drive EUV in the Company.

Rick Sandstrom will continue to be our Chief Technology Advisor. And he’ll continue to report to me. And Ed will continue to drive the DUV, installed based products and display group products, as he has been for the past couple of years as well.

And I should take this point in time and say that Rick, as I said, can’t be here today. But before he left, we had discussions about the potential of this happening in his absence. And he wanted me to convey to you all his 100% support for this.

He thinks this is the best thing that could be happening to the Company, and is really pleased — if this would happen in his absence, would be really pleased with that result and completely supportive of it. And he may share his opinions specifically with certain individuals in this room upon his return. But both co-founders are 100% behind this, and committed to making this merger very successful over the next many years.

So, talking financials here. ASML will acquire all of the outstanding shares of Cymer in a deal which is mostly stock, but also contains a cash component (inaudible) at about $2.6 billion. Yesterday, our market cap was about — just under $1.5 billion. So there’s been a significant jump. Each share of Cymer stock will convert into $20 in cash and this factor — 1.1502 of ASML shares.

If I take my little cheat sheet here, yesterday, ASML closed at $53.59. So, if you take that share price, multiple it by 1.1502, that yields about $61.64. And then you add $20 to that in cash and you get $81.64. So, if this deal were to be consummated today, then that would be the effective value of a single share of Cymer stock.

For those of you that hold RSUs, restricted stock units, each vested restricted stock unit that you hold will be converted into the right to receive exactly that level of value. For those of you that hold unvested restricted stock units, those will be converted into a number of ASML shares of the same merger consideration value. And your existing vesting program for those unvested shares will continue as it is today, unchanged.

So, a slight difference between vested and unvested as far as there being cash in the first case, and all ASML RSUs of equivalent value to the $20 plus the ASML share for the unvested RSUs. As I mentioned earlier, it’s expected to close in the first half of 2013.

There, obviously, different types of regulations that have to be — pass regulatory filings that have to be made in the areas of CFIUS and antitrust. Both companies and their attorneys have looked at this. We don’t anticipate any issues. But we have to go through the process, and we’ll support that process, which takes some time. And so, we’re thinking sometime in the first half of 2013 for this closing.

As I mentioned earlier, San Diego will remain the DUV and EUV light source center. We also retain the name Cymer. Cymer will continue to be the name on our products. So, Eric and I discussed that the name Cymer has an excellent reputation. It’s got great brand recognition in the industry. And that’s going to continue.

As a result of being this DUV and EUV light source center and the challenges ahead, we anticipate hiring a substantial number of new employees going forward as we grow.

This deal is not a deal being put together for — the synergies. This deal is about technology and time to market synergies. Streamlining the development and deployment process for EUV lithography. So, this is not the deal with synergies trying to combine groups and reduce headcount and so on and so forth. This is all about technology.

We’ll maintain all of our compensation and benefits programs, as you now are familiar with them. And in addition to this, I discussed with Eric that in 2012, for two reasons, we have not been successful in accruing much of any monies for bonuses and profit sharing.

One, the industry, of course, has fallen off significantly as we speak. And our Q4 opportunity is much less than we anticipated. It reduces our overall yearly profitability significantly. And, two, we’ve been continuing to ramp up over the course of the year our investment in EUV, taking the profitability from other groups and underwriting the development costs in EUV.

As a result, not much money has been left over. And you’ve seen our profitability has been relatively meager this year compared to past years.

If we look at what would happen if we had been making a more reasonable investment in EUV, if we didn’t have such a large challenge of EUV on our plates, we would have been accruing and, therefore, been able to pay out about 50% of our short term incentive bonus and about 50% of the profit sharing — or 5% profit sharing versus 10% profit sharing.

So, I’ve talked to Eric about this. And I said, “Look, it would be really good if you could help us out here and create a special bonus program that would be equivalent to what we would have paid had it not been for our extraordinary investment in EUV and the market conditions falling off.” And he’s agreed.

So, upon closing of this deal, which, as I mentioned, will be the first half of 2013, there’ll be a special one-time bonus payable to all employees. Those participants in STIP will get 50% STIP payment. And those participants of profit sharing will get 5% profit sharing.

So, I think it’s an outstanding move by Eric, and points to the level of cooperation and sensitivity there is between senior management on how to do this deal right.

So, how will we operate between now and the time that this deal actually closes? Well, because of antitrust considerations, we don’t want to presume that we can act as a merged company before we’ve been approved to merge.

So, we need to take — we need to hold those severe integration steps to really streamline or development activities, and so on and so forth, until after the acquisition is approved. What we can do, of course, is we can continue to extend and make more efficient the type of close cooperation activities that have been underway for some period of time.

So, the EUV development cooperation will continue. We’ve already identified, over the past several months, some additional tweaks we can make to that to make it more efficient. But continue our existing way of working as two companies.

As part of that, we’ll be discussing — actually, later on today — with some of our EUV work group, how to best optimize the assignment of the work packages, for 3300 as well as the 3100. And in Veldhoven the same activity is underway.

So, I want to extend my congratulations to all of you. There’s only one reason that we’re having this meeting today. There’s only one reason why we’re going to become part of one of the biggest equipment company on the planet. And that’s because of all of your contributions recently and over time.

Cymer has extinguished itself as a technology leader, a market leader. Everyone else in the source space is seen as a follower. And that’s because of your contributions. Were it not for that, we’d be in a very different place today.

We often times talk about the fact that what we do has a lot of meaning. I mean, you know — almost every chip in this device and in everything else you have in your pockets and at home has many, if not most, of the layers of chip patterned using Cymer’s light source. And, of course, in most cases, ASML scanners.

And as a result, we can honestly take credit for the way that we have changed, not only life in this country, but worldwide. The way people learn. The way people work. The way people play. All the kind of stuff that would have been considered only purchased by nerds is now desirable by even the coolest people like me.

And as a combined company, we become — we have a much larger footprint, a much larger impact on the world going forward. So this is one of the outcomes I see from this of building something greater is that we get to leverage what we do across a greater scope of chip manufacturing and responsibility. And, therefore, have an even greater impact on the rest of the world. And, as I said before, if Rick were here, he would support this.

We thank you for all of your contributions over the past 27 years, the contributions that have happened especially in the past year or two to position ourselves as an ongoing light source leader. And, of course, the contributions that I know that we’re all going to make over the next several years, for the next few months, as it continues as a stand-alone company. And then from that point on, merged with ASML.

So, with that, I want to open this up for questions.

Operator: This conference is now in question and answer mode. (Operator instructions).

Bob Akins: One comment I want to make, relative to questions in this presentation, is that we have a lot of people. ASML has roughly ten times the number of people. We’re working very closely together. So, many of you are in almost constant contact with your counterpart in Veldhoven or elsewhere in the world. And not many people — only a few handfuls of people — actually have the facts at their disposal. So, there’s a lot of speculation going on.

You may hear things in conversations with your ASML counterparts — their speculation about what’s happening, what’s going to happen, the implications, so on and so forth. I would urge you to just ignore everything you hear, unless it comes from Eric Meurice or me. Because everyone else is just speculating. It’s just noise and nothing more.

And I encourage you — when you’re in communication with your ASML counterpart — also to not speculate. Keep your conversations to the facts.

When we have the Q&A session today, it’s going to be factual, not speculative or emotional based. This is one of the most strategic deals, in my opinion, in semiconductor history.

You’ve seen recently acquisitions by Applied Materials, of Varian or Lam Research with Novellus. These are ways of broadening the product line. And they’re very straightforward, horizontal. That kind of integration deals.

This is a very unusual in our space of vertical integration. In my knowledge, it’s the only supplier merger activity that ASML has ever conducted in their history. And, based upon the questions that Eric Meurice got today from his earnings call, which was — you know — two-thirds about the Cymer-ASML merger, it’s seen as probably the most pure strategic deal, at least in the last ten years if not the history of semiconductor equipment.

So, it’s very instrumental. Again, a lot of speculation will be going on inside and outside the Company. But we’ll just talk about the facts. So, that being said, let’s open up this to questions and answers. Yes?

QUESTION AND ANSWER SESSION

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The question is how does this affect the display product group?

First off, Ed will continue to lead DUV, IBP and the display product group. And this really doesn’t have an impact on the display product group. And actually this question came up this morning in Eric Meurice’s phone call, and he as much said so.

The display group is Cymer’s business to run. And it’s Cymer’s business to make decisions on going forward.

So, whether it’s the display product group or any other new business that we would consider launching outside of lithography light sources, I think now as a merged company, we’ll take those new ideas to Eric Meurice for ASML approval before we fund them. But those decisions and how we run them will be Cymer’s decision. So, it won’t have an impact on that. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: So, the question is level of collaboration with DUV. And as you asked your question, you also reminded me — I don’t know if I was specific on one other aspect, which I want to get to here.

So, the relationship with EUV is going to be one where the companies continue to work closely together, day by day, week by week (inaudible), with focus on how we can do it better without doing something brand new.

Unidentified Audience Member (inaudible questions — microphone inaccessible)

Bob Akins: We’re going to be arm’s length. We continue to make our own decisions and run our DUV business as we best see fit. And we’re free to sell, as I said, all of our DUV and installed based products to anyone.

On the EUV side, although it’s a highly integrated effort, we are also free to sell our EUV sources to anyone. So, if Nikon would like to buy an EUV source from us in the future, we encourage them to do so.

So, our commitments to other customers, like Nikon and kind of other lithography customers, remain high. And this combined entity wants to sell as many of our DUV products and IBP products as possible to those lithographic companies and chipmakers. No restrictions on that at all.

Now, on the EUV side, we want to be able to have the freedom to sell. We will have the freedom to sell to anyone. And, of course, Eric Meurice also added that we encourage other EUV source manufacturers to continue their activities. And ASML would look forward, in the future, to integrating their sources as well.

Cymer is the technology leader. Gigaphoton is taking a position of follower. But we encourage them to continue to do their work, and at some point in the future come out with a viable EUV source as well. Chipmakers have been making the decisions on DUV light source selection. They’ll continue to do that. And we anticipate that they will continue to do the same thing for EUV.

So, this is, by no means, a structure to do anything to discourage competition. If anything, we’d like to encourage it to bring more technologies and opportunities to chipmakers in the future. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The question is what impact does it have on ASML’s dual sourced strategy for the scanner?

I don’t think it changes it, Dan. From the DUV side, again, the combined entity will let chipmakers make the decision on what source they want. If they want a Gigaphoton, they’ll get a Gigaphoton. If they wanted a Cymer, they get a Cymer. And we expect the same to be true for EUV.

Now, Eric did talk about the fact that, obviously, by having your own sources available internally, that will do good things for ASML’s future gross margins. So it would be more profitable to sell a source that comes from internally. But it’s the chipmaker’s decision. Other questions? Yes.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: EUV manufacturing will stay here in San Diego. To begin with, let’s first clarify. The brief answer is yes. Let’s clarify, though, that we don’t manufacture the EUV source. We manufacture a piece of it. And the drive laser amplifiers are manufactured by Trumpf in Germany. The collector and its assembly manufactured by Zeiss. We’re also distributing the beam delivery and metrology modules between those companies, and/or ASML.

At Cymer, we do the R&D to develop the new technology. And we build the vessel — the fully populated vessel — the vessel and all its metrology, and ancillary equipment. And that’s what we will do in the future. We will continue to be that target vessel center, if you will, as well as doing the R&D on the whole system as well.

So, it doesn’t really change the type of manufacturing that we were envisioning doing going forward.

Let’s take a question from the line. Hi. Go ahead and ask your question. This is Dr. Phil. Go ahead and ask your question. Let me know when you get another bounce back. All right? So, we’ll work on that. Coming back to San Diego. Other questions?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Conversation with Nikon directly about this? The answer is yes. Ed and I were on the telephone yesterday night pre-briefing Ushida-san, in confidence, about this development. And we had a very good conversation. He was very appreciative of the fact that we gave him our ongoing commitment to support their success. And that the products, as we’ve been discussing, would continue to be available to Nikon.

And there was actually a press release that came out a little earlier today from Nikon that said that they anticipated that this merger deal would not have a significant impact on them because they will continue to have access to our products and services going forward, including UV.

So, I feel that it’s being very successfully and professionally managed with Nikon. And we told Yoshida-san that we look forward to serving him for many, many years in the future. And I think we will. Yes?

Unidentified Audience Member: (inaccessible — microphone inaccessible).

Bob Akins: The question is how do we envision this merger will accelerate EUV. I think I spoke to this somewhat as we went through the materials. But let me expand a little bit.

Again, there’s two free-standing public companies. Both Cymer and ASML have limitations on how they can work together. Both companies have responsibilities to one another to try to commercial — develop and commercialize EUV. But they also have responsibilities to their shareholders to develop and maintain the most profitable businesses. And protect critical important assets to the company, be they relationships, be they intellectual property, what have you. So, there are limitations imposed on what we can do working together.

As a single company, all of those restrictions fall away, and we can work as one team, as one company. And, as a result, progress will be streamlined and faster and more efficient. And that’s the basic premise for why this makes good sense. If we didn’t feel that working together that way could speed EUV to market, then this transaction wouldn’t be happening.

I will also say that when you look at what we’re doing, there’s also push and pull on who’s doing what. And you do that half and I’ll do the other half. And we’ll somehow figure out how to interface the two pieces. Or you’re going to do it but I don’t know if you can do it by yourself, or you’re going to be successful, so I’ll also do it. And we have duplicate efforts. All those kinds of inefficiencies can be erased in one cohesive program aimed at making progress (inaudible).

Anything else on the line, Leroy, coming back in? Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: So, the question was (inaudible) Cymer (inaudible) program. I think we can put a very definitive date on when we’re going to get there. And I guess we’ll work with ASML to create the ASML-Cymer C1B, or whatever, program. But, yes, we got there but we did it in an unusual fashion.

Now, I will say that, obviously, since this is going to happen sometime in the first half of 2013, we’re going through, and will continue to go through, the standard AOP planning process, put in place the goals and objectives, so on and so forth. But, obviously, we’ll want to do that with an eye on what the future may hold for us. And come the close of the merger, then we’ll probably sit down and complete the rewrite of our ongoing financial plan, and goals and objectives as well.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: That’s right. That’s correct. Yes?

Unidentified Audience Member: So, I know you didn’t want to speculate. Just a quick question, though, about your feelings about government intervention and their view (inaudible) technology, how would they feel about a non-American company (inaudible).

Bob Akins: The question is — you know — what do we think about a non-US company — you know — controlling a critical US company with technology.

Well, this isn’t the first time this kind of thing has happened. And, in fact, in ASML’s history, you might know that ASML acquired the lithography division of SVG many years ago in Wilton, Connecticut — ASML-Wilton. And there were — you know — concerns then by CFIUS that what would happen with this critical U.S.-based technology.

And they were able to successfully navigate through that. And that was a complete scanner technology. So, I think (inaudible) mentioned both companies and legal teams have looked at these issues and don’t feel it’s a problem. And, of course, with the core technology development and manufacturing staying in San Diego, the EUV and DUV center of excellence, there isn’t a proposal to move it outside of the United States.

And I think that, by virtue of that and by virtue of making these technologies available to anyone that wants to buy them, I think that we’re in an excellent position to navigate through both the CFIUS and antitrust regulatory issues.

That being said, these processes do take time. And that’s what principally sets the timeline for this happening — probably in a six-month kind of timeframe. That’s what Peter Wennink speculated on this morning. If he had to pick a number, he’d pick roughly six months to closing the deal because of those regulatory filings, and processes and procedures. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Good question. I don’t know. I mean, ultimately, in the long run it may make sense. But we haven’t gotten to discussions that are that detailed at this particular point in time.

No. We’ve decided we’re going to just defend Lotus notes to the desk. In fact, that has a larger chance of being a problem than CFIUS and antitrust. No. The question was — are we going to continue to use our ERP system, or centralize on a common ERP system. So, that’s an operating detail that we haven’t — you know — gotten down to at this particular point in time. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: No. Again, from the antitrust perspective, we have to be careful about what’s called jumping the gun. We can’t start doing all new things to integrate effectively the way we work together before the integration has been blessed.

So, we specifically — you know — we can continue the type of activities to date, and continue to make them more efficient and more effective as we do day-to-day. But we can’t do anything dramatically different. As much as we’d like to from the point of — you know — EUV time to market.

And this is why it’s important — that’s why it’s still getting done now and not a year from now. And why we want to do everything possible to speed the closure of this deal, because, in that respect, time’s a wasting. And we do need to get on to the better way of working as quickly as possible.

But we have to be cautious about that. And if you sense that we’re going to be doing something as a proposal, on one side or the other, to change significantly the way we’re working together — you know — escalate it so that we can make sure that we’re making smart decisions and not causing ourselves a problem.

The last thing either company wants to do right now is to — you know — throw some petty reason into the regulatory approval process that causes a problem it didn’t have to because we were just getting ahead of ourselves. So, we have to move forward, making things better, but cautiously in that respect. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The question is impact in the field on the way that products are serviced.

Again, severe limitations on what we can do before the deal gets closed. That conversation is actually going to happen for the first time next week when Martin van den Brink is here in San Diego. We’re going to talk about the theory of that topic and what would be considered within the realm of straightforward extension of what we’re doing and what we consider something significantly different. So, I wouldn’t anticipate anything of any real significance happening before closure.

After closure, then I think it’s incumbent upon us to look at how we can take most effective advantage of the deploy capabilities of both companies for supporting EUV. So, that will definitely be a subject, post-close, that we’ll want to investigate.

And, of course, I think we’re also learning that just like the source being integrated in the scanner, it’s a physical design problem, servicing, as you know very well — servicing a product that is imbedded into the ASML scanner also forces the two companies into a new area of intimacy that they’ve never experienced before when it comes to supporting products in the field.

Used to be we could go — and it still is the case — we can go in and service our DUV lasers with just knowledge of the scanner manufacturers that were in there doing something.

So that whole physical integration demands, going forward, a different way of working from a service perspective as well. Which we are currently managing well with ASML. But we’ll look for additional opportunities for efficiency going forward. But that will only be post-closure. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The question is how much have we invested in EUV so far, and what’s going to happen in 2013. We actually were ball-parking that number this morning. We think that, over the past several years, that we’ve invested on the order of $600 million in our EUV development.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Plus $100 million in capital. So, it’s been a big investment for us. That’s all been covered, of course, by our profitability in our core businesses.

Going forward, in 2013, it gets kind of speculative. But I will say that — you know — Eric Meurice commented publically today that this merger is very much in the spirit of the recent chipmaker co-investment deal in ASML, whereby Intel, TSMC and Samsung all took an equity position and invested money in ASML for R&D.

Since EUV sources are the single biggest remaining challenge for EUV lithography, you can rest assured that a significant piece of that is going to get invested into EUV source development as well.

So, while I have no specific numbers, I’ll only imagine that the combined entity as a whole is going to be spending more money going forward as part of this acceleration of EUV. In fact, it’s working together — to your question as well. It’s also more people, more funding going to this program to secure the timeframe for EUV adoption.

Other questions? They can come from further back than five rows also. Yes? I saw a hand.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Okay. I heard, will the increase in manpower open up the possibility of temporaries being converted to full-time employees?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Good question. I think that as we grow we need to bring people in from multiple sources. So, I would anticipate that we’re going to be doing more new hires, conversion of temporaries that demonstrate that we should convert them to new hires. And contractors as well. And I also would anticipate that the activities at Trumpf, and Zeiss and VDL would also see similar ramp up in their programs as well.

While we’re the EUV technology center, we have to remember that part of that technology center is also coordinating with technology development going on at other places, like [Trumpf], for example. So, it’s both managing our own internal development, as well as with a combined entity, managing other key subsystem development activities as well, around the world. Other questions? Yes?

Unidentified Audience Member: Will we need another building?

Bob Akins: Do we expect to — yes. Have you seen the building in Veldhoven? The big 20-story building? We’re going to build that across the street in the second lot and move our offices there.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: So, the question I’ve got — build more buildings? And I don’t see this merger as having a big impact on our facilities plans. We had planned to be able to build and test these system, these sources, here in San Diego. We’re in the process still of finishing the build out for additional EUV manufacturing test area.

And I believe that our goal should be that we don’t need additional facilities. We believe that we can do it with the buildings that we have today. And we’re doing everything possible to keep it that way.

Unidentified Audience Member: Are you going to retire and buy a pair of sandals?

Bob Akins: I already have a pair of sandals. But I’d like a gold-plated set of sandals. We have no plans for this. And, in fact, as part of the discussion this merger makes sense, especially if we maintain the management expertise in continuing to drive EUV technology development and continue to drive the efficacy — the market share and the efficacy of our DUV installed-base product businesses.

So, as I said, Ed’s going to continue to run those businesses. I’ll continue to run EUV. And Rick Sandstrom will continue to be our CTA. So, we don’t envision any of those changes happening. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The combined entity will be called ASML. And, again, we’ll be an independent division of ASML called Cymer. So, as to exactly what will change on business cards, I don’t know. It’ll probably say something like Cymer, a subsidiary of ASML. Or something like that.

And I should also speak to the fact that all of our charity and local outreach programs, we anticipate to continue, and to continue under the Cymer name as well. We’ve built strong brand recognition within the community, and we want to continue with that as well.

One thing — a question that hasn’t been asked — but I’ll bring it up — is the fact that when it comes to hiring new people, I also think that we’re going to have the ability to be more and more discriminating about the quality of people we hire because I think we’re going to get more great applicants applying to Cymer. Because now, as a piece of a much larger company, and again, the most fastest growing equipment company, I think there’s going to be a lot of people who might otherwise not consider moving to San Diego and joining us who will want to do so.

So, the Cymer name is important. But, believe me, being part of ASML could be a huge draw for our company. Let’s try the line again.

Unidentified Participant: Hello. I have a question related to the DUV service. You said that the commercial side was at arm’s length from ASML? And I’m curious if that also will include the service and support for the tools.

Bob Akins: So, did you all year that. Or should I repeat it? So, the question is — we had described the DUV business being an arm’s length business. Will that also apply to the EUV service products?

The answer is yes. DUV service products. The answer is yes. The IBP business, and including, of course, our OnPulse business model, will continue to be a Cymer independently operated business. And, as a result, also we’re free to sell those service products to all customers.

If Rick were here he would say why monkey with it if it’s working so well. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Well, of course — the question is new hires that are in the pipeline, what can we communicate to them vis a vis this?

First off, you can communicate everything that you’ve heard today and everything that’s in the press releases. And we’re considering this to be a public meeting that we’re having today. And there’s a tremendous amount of information that’s been put out by AMSL in their conference call and in their press releases. So, you’re free to discuss with them anything we’ve talked about here today.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: And all requisitions remain active. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: So, Ed, do you want to address this? I’m not aware of the plans.

Edward Brown: I think you’re referring to the motorcycle incident. To be honest with you, I just read about that this morning. We will do something to recognize him — obviously, it’s a terrible situation.

I did hear on the way to work early this morning on the news that the father of the motorcycle driver contacted the employee’s parents and apparently had a very moving conversation about that. But I don’t know a lot about the details, but we will certainly, as we do with all situations like this, reach out to the family and see what we can do.

Bob Akins: Any other questions? We’re ending near our end of time. Yes?

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: The question is about hiring of employees. Does it wait until after the merger?

No. We just continue with our hiring plans as they are, starting now. And those might see a modification once the merger is closed. But we continue with our AOP and the hiring plans as approved as part of the AOP.

And I will also point out that I was told this morning that, I guess in a similar presentation this morning at ASML, Eric Meurice remarked that he’s been to San Diego. It’s a nice place. He might want to come live here. So, be careful what you ask for.

Unidentified Audience Member: (inaudible question — microphone inaccessible)

Bob Akins: Well, as I said, DUV has some aggressive development goals as well, whether it be additional investment in that area as well. As I said, that’s our business to run. And that’ll be Ed’s decision to make on what we need to do. Certainly, our goal is to not only maintain but, if possible, to grow our market share in DUV.

While the business is free to select a Gigaphoton, if certain chipmakers want it, we want to do everything in our power to make the Cymer selection the best decision on every chipmaker’s part. So, we will continue to invest appropriately in our product and service to make that happen.

That’s our responsibility. Grow market share, maintain up time, et cetera, in DUV, because, frankly, again, the profitability in DUV and IBP is largely underwriting EUV today. And we want to make sure we maximize that profitability. So, we’re running out of questions here. We’re also, I think, nearing our end time.

Let me just reiterate that this whole opportunity is because of what everyone in this room has accomplished over the past several years. I want to thank you all from the bottom of my heart. I know Ed adds his thanks. And so does Rick Sandstrom. And I want to offer my congratulations to this incredible opportunity that’s happening as a result. So, thank you, and congratulations. Meeting over.